EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2019 (CAD$ Millions)	Total	Due in less than 1 Year	Due in 1 – 3 Years	Due in 4 – 5 Years	Due after 5 Years
Long-term debt	1,000	-	400	500	100
Interest on long-term debt	267	41	82	52	92
Provision for reclamation	1,127	55	53	98	921
Provision for waste disposal	8	1	3	3	1
Other liabilities	94	5	10	4	75
Capital commitments	38	38	-	-	-
Unconditional product purchase obligations[1,2]	773	216	180	126	251
Total contractual cash obligations	3,307	356	728	783	1,440

1  Denominated in US dollars and Japanese yen, converted from US dollars to Canadian dollars at the rate of $1.30 and from   Japanese yen to Canadian dollars at the rate of $0.01.

2  These amounts have been adjusted for any additional purchase commitments that we have entered into as of February 7,   2020, but does not include deliveries taken under contract since December 31, 2019.

Commercial Commitments

As at December 31, 2019 (CAD$ Millions)	Total Amounts Committed
Financial assurances[1]	1,528
Total commercial commitments	1,528

1  The financial assurances (including standby letters of credit and surety bonds) maturing in 2019 were issued with a   one-year term and  will be automatically renewed on a year-by-year basis until the underlying obligations are resolved.   These obligations are primarily the  decommissioning and reclamation of our operating sites which are expected to   remain outstanding well into the future and our  obligations under the CRA dispute which are expected to remain   outstanding until the dispute is resolved.